UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

450047204
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033
 (Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

April 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 900
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 900
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 10 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 372,113,311
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 372,113,311
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,113,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.30%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 11 of 23 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 16 TO SCHEDULE 13D

This Amendment No. 16 Schedule 13D (“Amendment No. 16”) amends and restates Items 2,  4 and 5 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 16 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 450047204	Page 12 of 23 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Helmir S.A. and Cactus S.A..:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(v)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vi)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(viii)
Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”) (Elsztain, IFIS, IFISA, Cresud, CAM, CVC Cayman, CVC Uruguay Agroinvestment and Helmir being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo,  Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay; and Helmir’s principal offices are located at Cambara 1620 apart. 202, Montevideo, (11500), Republic of Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

SCHEDULE 13D

CUSIP No. 450047204	Page 13 of 23 Pages

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction

Since March 2015, the Reporting Persons have decreased their beneficial ownership of IRSA common shares in a 1.21% of IRSA´s outstanding share capital. Such decrease was mainly a result of the sale in the open market of 6,979,089common shares (575,973GDR and 1,219,359common shares), for an aggregate amount of approximately US$ 14.45 millions. These transactions were effected from March 11, 2015 to April 28, 2015.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)	As of May 12, 2015, the Reporting Persons beneficially owned 372,113,311common shares of IRSA, representing 64.30 % of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as May 12, 2015:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	372,113,311	64.30%
Total IRSA Outstanding Shares	578,676,460	100%

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, and IRSA, except for Helmir, a company wholly owned by Cresud.

(ii)
Elsztain is the beneficial owner of 40.26% of IFIS, including: (a) 21.05% owned indirectly through Agroinvestment, (b) 19.39% owned indirectly through CVC Uruguay and (c) 3.21% owned indirectly through CVC Cayman. Elsztain owns 100% of Agroinvestment and 85.0% of CAM which directly owns 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. Elsztain also directly owns 0.0002% of IRSA’s outstanding stock and 0.0498% of Cresud’s shares on a fully diluted basis.

(iii)	CVC Cayman serves as the Investment Manager of IFIS.

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA.

(v)	IFISA directly owns 38.63% of Cresud’s shares on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 450047204	Page 14 of 23 Pages

(vi) Cresud directly owns 63.91% of IRSA’s outstanding stock and 100% of Helmir.
(vii)	Helmir directly owns 0.39% of IRSA´s outstanding stock

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of May 12,2015:

E. Elsztain
100,00%
Agroinvestment
85%
CAM
100%
CVC
Uruguay
19,39%
100%
CVC
Cayman
3,21%
* Investment
Mgmt
Agreement
21,05%
IFIS
100%
IFISA
38,63%
0,0498%
0,0002%
Cresud
63,91%
100%
Helmir
0,39%
0,0002%
Irsa

SCHEDULE 13D

CUSIP No. 450047204	Page 15 of 23 Pages

Given the foregoing, as of May 12, 2015, Mr. Eduardo S. Elsztain, is the beneficial owner of 219,504,790common shares of Cresud representing 38.68% of its share capital on a fully diluted basis. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 64.30% of IRSA’s shares (includes (i) 369,842,681common shares beneficially owned by Cresud, (ii) 2,269,730common shares beneficially owned by Helmir, and (iii) 900 common shares owned directly by Mr. Elsztain).

As of  May 12,2015, assuming that (i) the Reporting Persons exercise all of their Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the Warrants exercise such warrants, the Reporting Persons would control 41.16% of the common shares of Cresud.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in IRSA common shares that were affected during the previous 60 days are listed on Annex I.

(d)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 450047204	Page 16 of 23 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina
2.	Saul Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 17 of 23 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (First Vice Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang (Second Vice Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands	2.	Saul Zang Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director (Vice-Chairman) Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 18 of 23 Pages

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director (Second Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director (First Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director (Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Director (First Vice-Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Mellicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director (Second Vice-Chairman) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 19 of 23 Pages

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matias Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson General Manager of the operations in Argentina & Bolivia Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Helmir S.A.

1.	Carlos Blousson Chairman of the Board Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Gastón A. Lernoud Director Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Argentina
2.	Alejandro Casaretto Director (Vice-Chairman) Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Cambara 1620, apt. 202 (11500) Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 20 of 23 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Chairman of the Board Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director (First Vice-Chairman) Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director (Second Vice-Chairman) Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 21 of 23 Pages

7.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA	16.	Gastón A. Lernoud Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Daniel R. Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matias Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 22 of 23 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the the last 60 days
Annex 1

Cresud’s transactions in IRSA common shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	03/16/2015	100,000	ARS 23.10	Buenos Aires Stock Exchange
Sell	03/17/2015	300,000	ARS 23.4548	Buenos Aires Stock Exchange
Sell	03/18/2015	300,000	ARS 24.5667	Buenos Aires Stock Exchange
Sell	03/19/2015	99,476	ARS 24.3698	Buenos Aires Stock Exchange
Sell	03/25/2015	41,100	ARS 24.3529	Buenos Aires Stock Exchange
Sell	03/27/2015	106,000	ARS 23.3189	Buenos Aires Stock Exchange
Sell	03/30/2015	4,425	ARS 23.5000	Buenos Aires Stock Exchange
Sell	03/31/2015	44,202	ARS 23.5095	Buenos Aires Stock Exchange
Sell	04/27/2015	79,156	ARS 22.4012	Buenos Aires Stock Exchange
Sell	04/28/2015	145,000	ARS 22.0948	Buenos Aires Stock Exchange

Cresud’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	03/11/2015	5,418	U$S 18.2121	NYSE
Sell	03/12/2015	24,500	U$S 18.7291	NYSE
Sell	03/13/2015	10,087	U$S 18.7877	NYSE
Sell	03/16/2015	40,904	U$S 19.1783	NYSE
Sell	03/17/2015	60,000	U$S 19.6240	NYSE
Sell	03/18/2015	57,612	U$S 20.7579	NYSE
Sell	03/19/2015	21,102	U$S 20.6137	NYSE
Sell	03/20/2015	10,565	U$S 20.8456	NYSE
Sell	03/23/2015	9,300	U$S 20.2626	NYSE
Sell	03/24/2015	23,015	U$S 20.1928	NYSE
Sell	03/25/2015	18,906	U$S 20.3043	NYSE
Sell	03/26/2015	24,199	U$S 19.4159	NYSE
Sell	03/27/2015	41,402	U$S 19.4664	NYSE
Sell	03/30/2015	36,407	U$S 19.8692	NYSE
Sell	03/31/2015	38,500	U$S 19.5877	NYSE
Sell	04/01/2015	9,216	U$S 19.7295	NYSE
Sell	04/02/2015	5,840	U$S 19.7157	NYSE
Sell	04/06/2015	13,660	U$S 19.8158	NYSE
Sell	04/07/2015	4,419	U$S 19.7520	NYSE
Sell	04/08/2015	14,466	U$S 19.6548	NYSE
Sell	04/09/2015	7,000	U$S 19.1986	NYSE
Sell	04/15/2015	6,172	U$S 19.0759	NYSE
Sell	04/16/2015	14,739	U$S 18.4724	NYSE
Sell	04/17/2015	18,544	U$S 17.9809	NYSE
Sell	04/20/2015	60,000	U$S 17.9833	NYSE

SCHEDULE 13D

CUSIP No. 226406106	Page 23 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: May 13, 2015.

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
By: /S/ Saúl Zang Name: Saúl Zang Title: Attorney at Law
Helmir S.A.	Agroinvestment S.A.
By: /S/ Carlos Blousson Name: Carlos Blousson Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board